Consolidated Financial Statements

For the years ended
December 31, 2018 and 2017
(in Canadian dollars

1

Independent Auditor's Report

To the Shareholders of The Flowr Corporation:

Opinion

We have audited the consolidated financial statements of The Flowr Corporation and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, and the consolidated statements of loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion & Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Sandra Alison Solecki.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2018 and 2017
(in Canadian dollars)

		December 31, 2018	December 31, 2017
ASSETS	Notes
Current Assets
Cash and cash equivalents		27,689,183	7,749,699
Amounts receivable	4	2,963,115	797,545
Prepaids and other current assets	5, 15	913,468	152,013
Inventory	6	1,398,943	—
Biological assets	7	497,102	—
Loan receivable	15	—	25,000
		33,461,811	8,724,257

Non-Current Assets
Investments at fair value	8	1,238,695	335,571
Property, plant and equipment	9	23,326,017	9,279,237
Intangible assets	10	3,056,728	3,112,803
Convertible loan receivable	11	6,000,000	—
Other long-term assets	12	50,000	50,000
		33,671,440	12,777,611

TOTAL ASSETS		67,133,251	21,501,868

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	13,15	4,604,727	1,928,898
Due to related parties	15	63,217	27,562
Deferred revenue	14	1,327,865	—
Current portion of long-term debt	14	287,502	—
		6,283,311	1,956,460

Non-Current Liabilities
Long-term debt	14	1,304,034	—

TOTAL LIABILITIES		7,587,345	1,956,460

SHAREHOLDERS' EQUITY
Share capital	21	70,002,237	18,116,920
Other reserves	18, 22	(15,719,745)	601,536
Deficit		(16,532,564)	(1,131,266)
Equity attributable to common shareholders of the Company		37,749,928	17,587,190
Non-controlling interests	26	21,795,978	1,958,218
TOTAL EQUITY		59,545,906	19,545,408
TOTAL LIABILITIES AND EQUITY		67,133,251	21,501,868
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors
Steve Klein (signed)		Karen Basian (signed)
	Director		Director

THE FLOWR CORPORATION	1

CONSOLIDATED STATEMENTS OF LOSS
For the years ended December 31, 2018 and 2017
(in Canadian dollars, except per share amounts)

		Year ended
		December 31,
		2018	2017
	Notes

Revenue	17	2,870,408	—
Cost of sales		3,260,799	258,038
Gross loss before fair value adjustments		(390,391)	(258,038)

Fair value adjustments on inventory sold		(499,793)	—
Unrealized loss on changes in fair value of biological assets	7	420,410	—
		(311,008)	(258,038)

Selling and marketing		1,266,320	29,400
General and administrative	15	7,265,082	2,259,145
Research and development		321,824	—
Share-based compensation	18	7,208,273	601,536
Listing expense	3(a)	1,802,830	—
Design and construction income	14	(172,135)	—
Depreciation and amortization		174,446	—
Other income	19	(270,460)	(342,784)
Loss before income taxes		(17,907,188)	(2,805,335)

Net loss		(17,907,188)	(2,805,335)

Net loss attributable to:
Common shareholders of the Company		(15,401,298)	(1,908,684)
Non-controlling interests	26	(2,505,890)	(896,651)
Net loss		(17,907,188)	(2,805,335)

Loss per share attributable to common shareholders of the Company
-Basic	23	(0.22)	(0.05)
-Diluted	23	(0.22)	(0.05)

The accompanying notes are an integral part of the consolidated financial statements

THE FLOWR CORPORATION	2

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(in Canadian dollars)

		Year ended
		December 31,
		2018	2017
	Notes
OPERATING ACTIVITIES
Net loss		(17,907,188)	(2,805,335)
Items not affecting cash and other adjustments	24	9,918,097	345,295
Changes in non-cash working capital	24	(1,697,990)	(136,291)

Cash used in operating activities		(9,687,081)	(2,596,331)

INVESTING ACTIVITIES
Investments	8	(750,000)	—
Advance paid for private company investment	12	—	(50,000)
Loan advances	11	(6,000,000)	(25,000)
Expenditures on property, plant and equipment		(14,691,091)	(8,040,595)
Expenditures on intangible assets		(228,611)	(16,307)

Cash used in investing activities		(21,669,702)	(8,131,902)

FINANCING ACTIVITIES
Proceeds from shares issued	21	51,064,925	13,748,032
Share issuance costs	21	(1,487,627)	(134,791)
Loan proceeds	14	1,616,536	—
Capital contributions to Partnership	2.1(c)	—	3,750,000
Interest (paid) received		102,433	(663)

Cash provided from financing activities		51,296,267	17,362,578

Increase in cash and cash equivalents		19,939,484	6,634,345
Cash and cash equivalents, beginning of year		7,749,699	1,115,354

Cash and cash equivalents, end of year		27,689,183	7,749,699

The accompanying notes are an integral part of the consolidated financial statements

THE FLOWR CORPORATION	3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2018 and 2017
(in Canadian dollars, expect for number of shares)

		Share Capital			Other reserves
		Number of	Share	Partnership	Warrants	Contributed	Flowr ULC share	Non-controlling
		shares	Capital	Interest	(note 22)	Surplus (note 18)	issuances	Interest (note 26)	Deficit	Total
	Notes
Balance at January 1, 2017		—	—	1,692,010	—	—	—	2,256,988	—	3,948,998

Net loss for the 11 months ended November 30, 2017		—	—	(777,418)	—	—	—	(757,732)	—	(1,535,150)

Contributions into Partnership as of November 30, 2017		—	—	1,912,495	—	—	—	1,837,505	—	3,750,000

Transfer of Partnership Interest to Flowr - the Reorganization	2.1(c)	35,775,000	2,827,087	(2,827,087)	—	—	—	—	—	—

Issuance of shares for 20% acquisition of Flowr Okanagan	3	10,000,000	1,239,624	—	—	—	—	(1,239,624)	—	—

Equity Financing Dec 2017, net of share issue costs of $134,791	21	14,185,000	14,050,209	—	—	—	—	—	—	14,050,209

Share-based compensation	18	—	—	—	—	601,536	—	—	—	601,536

Net loss for the 1 month ended December 31, 2017		—	—	—	—	—	—	(138,919)	(1,131,266)	(1,270,185)

Balance at December 31, 2017		59,960,000	18,116,920	—	—	601,536	—	1,958,218	(1,131,266)	19,545,408

Equity financing Jan 2018, net of share issue costs of $30,037		815,000	784,963	—	—	—	—	—	—	784,963

Financing Q2-Q3 2018,net of share issue costs of $59,220		5,309,361	13,745,119	—	—	—	—	—	—	13,745,119

Share-based compensation	18	—	—	—	—	7,208,273	—	—	—	7,208,273

Shares issued from exercise of stock options	18	6,205,961	43,380	—	—	—	—	—	—	43,380

Transferred from contributed surplus on exercise of options		—	1,770,846	—	—	(1,770,846)	—	—	—	—

RTO Financing, net of share issue cash costs of $1,398,369 & Broker warrants	21	13,807,734	33,972,701	—	529,038	—	—	—	—	34,501,739

Amalgamation with Needle Capital Corp.	3(a)	590,769	1,535,999	—	34,937	38,349	—	—	—	1,609,285

Shares issued from exercise of warrants	22	11,481	14,927	—	—	—	—	—	—	14,927

Valuation transferred from warrants on exercise	22	—	17,382	—	(17,382)	—	—	—	—	—

Other changes in non-controlling interest	26	—	—	—	—	—	(22,343,650)	22,343,650	—	—

Net loss for the year ended December 31, 2018		—	—	—	—	—	—	(2,505,890)	(15,401,298)	(17,907,188)

Balance at December 31, 2018		86,700,306	70,002,237	—	546,593	6,077,312	(22,343,650)	21,795,978	(16,532,564)	59,545,906

The accompanying notes are an integral part of the consolidated financial statements

THE FLOWR CORPORATION	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

1.	CORPORATE INFORMATION

The Flowr Corporation, formerly known as The Needle Capital Corp. (the “Company”), is a publicly traded, cannabis cultivation company that was incorporated under the Business Corporations Act (Alberta) (“ABCA”) on June 1, 2016. On September 25, 2018, the Company continued from the ABCA to the Business Corporations Act (Ontario) as part of the completion of the Qualifying Transaction (defined below). The Head Office of the Company is located at 461 King Street West, Suite 200, Toronto, Ontario, M5V 1K4. The principal activity of the Company is the production and sale of premium cannabis in Canada, with a focus on the natural science of cannabis. In December 2017, through its subsidiary The Flowr Group (Okanagan) Inc. (“Flowr Okanagan”), formerly Cannatech Plant Systems Inc., the Company received its license from Health Canada to operate as a licensed producer, under the provisions of Access to Cannabis for Medical Purposes Regulations. On August 10, 2018, Flowr Okanagan received its sales license from Health Canada, allowing the Company to sell to the Canadian medical market and to the adult-use recreational (“recreational”) market post legalization on October 17, 2018. The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”), under the trading symbol “FLWR”.

The Company, was previously classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the Exchange. The principal business of the Company as a CPC was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction. The purpose of such an acquisition was to satisfy the related conditions of a qualifying transaction under the Exchange rules (“Qualifying Transaction”).

On September 21, 2018, the Company completed its Qualifying Transaction pursuant to a business combination agreement between the Company, 2652253 Ontario Inc. and a private corporation called The Flowr Corporation (“Flowr PrivateCo”) the (“Business Combination Agreement”). As a part of the Qualifying Transaction, the Company changed its name from “The Needle Capital Corp.” to “The Flowr Corporation” and consolidated its 7,679,997 common shares on a 13:1 basis to 590,769 common shares. In connection with the Qualifying Transaction, Flowr PrivateCo exchanged its shares for all of the issued and outstanding shares of the Company with the former shareholders of Flowr PrivateCo receiving a total of 85,692,095 post-consolidation common shares. Immediately following closing of the Qualifying Transaction, the Company had a total of 86,282,864 issued and outstanding common shares.

Upon closing of the Qualifying Transaction, the shareholders of Flowr PrivateCo owned 99.3% of the common shares of the Company, and as a result, the Qualifying Transaction is considered a reverse acquisition of the Company by Flowr PrivateCo (“RTO”). For accounting purposes, Flowr PrivateCo is considered to be the acquirer and the Company is considered to be the acquiree. Accordingly, these consolidated financial statements are a continuation of the consolidated financial statements of Flowr PrivateCo, henceforth referred to as Flowr as applicable (note 3(a)).

On December 1, 2017, FlowCo Services LP and FlowCo Investments LP collectively “FlowCo”, legal entities under common control, completed a corporate reorganization (the “Reorganization”). Prior to the Reorganization, Flowr PrivateCo and a new subsidiary called The Flowr Canada Holdings ULC (“Flowr ULC”) were incorporated. As a result of the Reorganization, all assets and liabilities held in FlowCo including its 80% ownership of Flowr Okanagan were rolled into the Flowr ULC and a resulting non-controlling interest in the Flowr ULC was established. (note 2.1(c)) .

As at December 31, 2018, Flowr’s consolidated financial statements include Flowr and its subsidiary companies (collectively, the “Company”). Flowr’s principal subsidiaries include, a 66.3% (December 31, 2017 - 57.6%) ownership of Flowr ULC, which owns, 100% of Flowr Okanagan.

THE FLOWR CORPORATION	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

2.1	BASIS OF PREPARATION

(a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants of Canada Handbook – Accounting. These consolidated financial statements were approved by the Board of Directors on April 3, 2019.

(b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments (note 2.2) that are measured at fair value.

(c)	Corporate reorganization

On December 1, 2016, 80% of the outstanding shares of Cannatech Plant Systems Inc. (now operating as Flowr Okanagan) were acquired by FlowCo (note 3). On December 1, 2017, FIowCo completed the Reorganization, whereby the net assets of each FlowCo entity were rolled over into Flowr ULC in exchange for 35,775,000 common shares and 44,100,000 class A preferred shares of Flowr ULC. The holders of the 35,775,000 Flowr ULC common shares were immediately exchanged for 35,775,000 common shares in Flowr. The Flowr ULC class A preferred shares provide the shareholders thereof with a right to exchange these shares for common shares of the Company at any point in time. As the right to exchange was not exercised as a part of the Reorganization, a 49.1% non-controlling interest in Flowr ULC was established on the close of the Reorganization. In the event that the Company issues additional common shares, a corresponding amount of Flowr ULC common shares are required to be issued from Flowr ULC to the Company.

Concurrently on December 1, 2017, Flowr acquired the remaining 20% ownership of Cannatech Plant Systems Inc. in exchange for 10,000,000 common shares of Flowr. The 20% ownership interest was then acquired by Flowr ULC in exchange for common shares of Flowr ULC, resulting in Flowr ULC owning a 100% interest in Cannatech Plant Systems Inc.

The consolidated financial statements are prepared under the name of The Flowr Corporation based on the post-Reorganization structure as of December 31, 2017 and are a continuation of the consolidated financial statements of FlowCo.

(d)	Basis of consolidation

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company uses the acquisition method of accounting to account for business combinations. The fair value of the acquisition of a subsidiary is based on the fair value of the assets acquired, the liabilities assumed, and the fair value of the consideration. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess, if any, of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.

THE FLOWR CORPORATION	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

For acquisitions that do not meet the definition of a business under IFRS, the Company follows International Accounting Standard (“IAS”) 16 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

Subsidiaries are fully consolidated from the date on which control is acquired by the Company and they are deconsolidated from the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. All inter-company balances, revenues and expenses and earnings and losses resulting from inter-company transactions are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company’s equity. Non-controlling interests consist of the non-controlling interests on the date of the original acquisition plus the non-controlling interests’ share of changes in equity since the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(e)	Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

The significant areas of estimation and/or judgment considered by management in preparing the consolidated financial statements include, but are not limited to:

•	Biological assets (note 2.2(a)(i));
•	Revenue recognition (note 2.2(b));
•	Fair value of certain financial instruments (note 2.2(c));
•	Property, plant and equipment (note 2.3(c));
•	Intangible assets (note 2.3(d));
•	Share-based compensation (note 2.3(k));
•	Deferred income tax assets and liabilities (note 2.3(l))

(f)	Presentation and functional currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

THE FLOWR CORPORATION	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

2.2	CHANGES IN ACCOUNTING POLICES

(a) On July 1, 2018, the Company changed its accounting policy with respect to production costs related to biological assets. Prior to this change, the Company expensed any costs related to the production of biological assets. The Company now capitalizes production costs related to biological assets and recognizes the expense in cost of sales as the inventory is sold. This change in policy will more accurately reflect the true costs of production related to the revenues earned in the period. Non-recurring start-up costs are expensed directly through cost of sales. Fulfillment charges and any related depreciation are expensed to cost of goods sold in the period in which the costs are incurred. The Company also revised its presentation in the consolidated statement of loss to separate fair value adjustments for both biological assets and inventory sold in the period. The amended policy is as follows:

(i)	Biological assets

While the Company’s biological assets, consisting of cannabis plants, are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, utilities, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and production related depreciation. Capitalized costs are subsequently recorded within cost of sales in the consolidated statements of loss in the period that the related product is sold.

The Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss for the related period. Cost to sell includes post harvest production costs and fulfilment costs.

The Company commenced cultivating cannabis in January 2018. Biological assets were measured at a fair value of nil in reporting periods prior to the Company obtaining its sales license on August 10, 2018. All capitalized costs related to biological assets were expensed through changes in fair value of biological assets.

(ii)	Inventory

Inventory of harvested bulk cannabis and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, packaging supplies, facilities costs including an allocation of overhead costs related to production facility, quality and testing costs, and related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Supplies and consumables are valued at the lower of costs and net realizable value, with cost determined based on an average cost basis.

The change in accounting policy has been applied retrospectively. As there were no biological assets and cannabis inventory in 2017, comparatives were not impacted by this change in policy. However, the presentation of production costs in 2017 is now captured as cost of sales in the comparative period.

THE FLOWR CORPORATION	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

The change in policy noted in (i) and (ii) above will impact the previously reported periods in 2018. The following table summarize the effects of the change described above for the six months ended June 30, 2018.

Condensed interim consolidated statement of loss	As previously		As
For the six months ended June 30, 2018	reported	Adjustments	Restated
Cost of sales (formerly Production costs)	1,747,849	(847,100)	900,749[1]
Unrealized losses on changes in fair value of biological assets	—	847,100	847,100

[1] Included in cost of sales was an impairment of $169,157 in inventory to net realizable value of $Nil as the Company did not have the ability to sell cannabis at the time.

Condensed interim consolidated statement of cash flows	As previously		As
For the six months ended June 30, 2018	reported	Adjustments	Restated
Items not affecting cash	2,003,177	1,014,257	3,017,434
Changes in non-cash working capital	913,234	(1,014,257)	(101,023)

(b)	Revenue recognition

The Company adopted IFRS 15, Revenue from Contracts with Customers, in the fourth quarter of 2018 upon commencement of cannabis sales. Revenue from the sale of cannabis is recognized when control has been transferred, which is considered to occur when products have been delivered to the location specified in the sales contract and accepted by the customer. Revenue is measured based on the consideration specified in the contract taking into account any variation that may result from rights of return.

The Company is required to remit excise tax to the Canada Revenue Agency on the sale of medical and recreational cannabis in Canada. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. In accordance with IFRS 15, revenue presented on the Consolidated Statements of Loss, represents revenue from the sale of goods less applicable excise tax.

Design and construction income relating to construction services are recognized over a period of time as performance obligations are completed.

Significant areas of judgement include (i) identifying the customer under the definition of IFRS 15 (ii) estimating returns on product sold and, (iii) assessment of whether control has passed to the customer based on criteria established in IFRS 15.

(c)	Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9, Financial Instruments. In accordance with the transitional provisions, the Company adopted the standard retrospectively without restating comparatives as the change did not impact the opening balances.

THE FLOWR CORPORATION	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss (“FVPL”) or through other comprehensive income (“FVOCI”); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new expected credit loss model for the purpose of assessing the impairment of financial assets.

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial instruments:

Financial Instrument Classification
	Under IAS 39	Under IFRS 9
Financial assets
Cash	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost
Deposits recoverable	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Plant Properties warrants	Held for trading	FVPL

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost

The following are the Company’s new accounting policies for financial instruments under IFRS 9:

Financial assets and liabilities

Financial assets

Non-derivative financial assets within the IFRS 9 are classified as “financial assets at fair value” (either through FVOCI or through FVPL), and “financial assets at amortized costs” as appropriate. The Company determines the classification of its financial assets at initial recognition based on the Company’s business model and contractual terms of cash flows.

All financial assets are recognized initially at fair value plus, in the case of investments not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Where the fair values of financial assets recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

THE FLOWR CORPORATION	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of earnings (loss). The Company’s investment in Plant Properties Corp. (“Plant Properties”) warrants and Seven Leaf Venture Corp (“Seven Leaf”) warrants are classified as financial assets at FVPL.

Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company’s investment in Ace Hill Beer Company (“Ace Hill”) is classified as FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the asset.

Impairment of financial assets

The impairment model under IFRS 9 is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. The Company’s only financial assets subject to impairment are amounts receivable and convertible loan receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized. The Company has measured the lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to debtors and other relevant factors.

Financial liabilities

Non-derivative financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, amounts due to related parties and debt which are each measured at amortized cost.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

THE FLOWR CORPORATION	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the consolidated statements of earnings (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gains or losses reported in other income or expense in the consolidated statements of earnings (loss).

2.3	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents comprise cash deposits and/or other highly rated and liquid securities with an original maturity of less than three months.

(b)	Foreign currency

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated at the exchange rates on the dates that their fair values are determined. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rates on the dates of the transactions. Income and expense items are translated at the exchange rate on the dates of the transactions. Exchange gains and losses resulting from the translation of these amounts are included in net loss.

(c)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of property, plant and equipment comprises its purchase price or construction cost and any costs directly attributable to bringing it to a working condition for its intended use. The purchase price or construction cost is the aggregate amount of cash consideration paid and the fair value of any other consideration given to acquire the asset. Where an item of property, plant and equipment is comprised of significant components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Depreciation

For all property, plant and equipment, depreciation is based on the estimated useful life of the asset on a straight-line basis starting from the date it is available for use.

THE FLOWR CORPORATION	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

The estimated useful lives for the current and comparative years are as follows:

Estimated useful life
Asset Category	(Years)
Leasehold improvements	Term of TFGOK facility lease
Production equipment	5-10 years
Mechanical equipment	5-10 years
Electrical equipment	5-10 years
Office equipment and furniture	5 years
Computer and IT equipment	3-5 years

Construction-in-progress includes property, plant and equipment in the course of construction and is carried at cost less any recognized impairment charge. These assets are reclassified to the appropriate category of property, plant and equipment and depreciation of these assets commences when they are completed and ready for their intended use.

An item of property, plant and equipment, including any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in net loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of all assets are reviewed at each financial year end and are adjusted prospectively, if appropriate. Significant judgment is involved in the determination of estimated residual values and useful lives and no assurance can be given that actual residual values and useful lives will not differ significantly from current estimates.

(d)	Intangible assets

Intangible assets include costs related to obtaining Health Canada licenses. Intangible assets acquired separately are measured upon initial recognition at cost, which comprises the purchase price plus any costs directly attributable to the preparation of the asset for its intended use. Intangible assets acquired through business combinations or asset acquisitions are initially recognized at fair value as at the date of acquisition. Subsequent to initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment charges.

All intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Estimated useful life
Asset Category	(Years)
Health Canada license	Term of TFGOK facility lease
Website development	2 years
Software	3 years

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the intangible assets require the use of estimates and assumptions and are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense attributable to an intangible asset is recognized in the consolidated statements of loss in the expense category consistent with the function of the intangible asset.

THE FLOWR CORPORATION	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

The gain or loss arising from the derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in net loss when the asset is derecognized.

(e)	Impairment of non-financial assets

The carrying value of property, plant and equipment and intangible assets are assessed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Events or changes in circumstances which may indicate impairment include: a significant change to the Company’s operations, significant decline in performance, or a change in market conditions which adversely affect the Company. The recoverable amount is determined as the higher of the fair value less costs of disposal (“FVLCD”) and its value in use based on discounted cash flows.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded.

(f)	Provisions and contingencies

General

Provisions are recognized when: a) the Company has a present obligation (legal or constructive) as a result of a past event; and b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision as a result of the passage of time is recognized in finance cost in the consolidated statements of loss.

A contingent liability is not recognized in the case where no reliable estimate can be made; however, disclosure is required unless the possibility of an outflow of resources embodying economic benefits is remote. By its nature, a contingent liability will only be resolved when one or more future events occur or fail to occur. The assessment of a contingent liability inherently involves the exercise of significant judgment and estimates of the outcome of future events.

(g)	Offsetting of financial instruments

Financial assets and financial liabilities are offset if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously.

THE FLOWR CORPORATION	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

(h)	Deferred revenue

Deferred revenue is recognized in the consolidated statements of financial position when a cash prepayment is received from one or more customers prior to the sale of product or delivery of service. Revenue is subsequently recognized in the consolidated statements of loss when the sale occurs, which generally occurs when control has been transferred or in the case of services, when the services have been rendered.

(i)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

Finance leases

Finance leases which transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company as a lessee, are capitalized at the inception of the lease at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability. Finance charges are recognized in finance cost in the consolidated statements of loss.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the term of the lease. As of December 31, 2018, the Company did not have any finance leases.

Operating leases

Leases that do not transfer substantially all the risks and rewards incidental to ownership to the Company as a lessee are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of loss on a straight-line basis over the lease term.

(j)	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred. To date, no development costs have been capitalized.

(k)	Share-based compensation

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Stock options are measured on the date of grant by reference to the fair value determined using a Black-Scholes valuation model, further details of which are given in note 18. The value is recognized as share-based compensation expense in the consolidated statements of loss and an increase to contributed surplus in the consolidated statements of changes in shareholders’ equity over the period in which the performance and/or service conditions are fulfilled.

For share-based payments granted to non-employees the compensation expense is measured at the fair value of the goods and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted.

THE FLOWR CORPORATION	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from contributed surplus to share capital.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(l)	Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities on the taxable loss or income for the period. The tax rates and tax laws used to compute the amount are those enacted or substantively enacted by the end of the reporting period.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is provided using the balance sheet method on temporary differences on the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be generated in future periods to utilize these deductible temporary differences.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient future taxable income will be generated to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will be generated to allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be in effect in the period when the asset is expected to be realized or the liability is expected to be settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Judgment is required in determining whether deferred income tax assets and liabilities are recognized on the consolidated statements of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate future taxable income in order to utilize the deferred income tax assets. Estimates of future taxable income are based on forecasted cash flows from operations or other activities. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the reporting date could be impacted.

THE FLOWR CORPORATION	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

(m)	Earnings per share

Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted earnings per share is determined using the treasury stock method, whereby stock options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised at the beginning of the period with proceeds based on the average market price for the period. The incremental number of common shares issued under stock options is included in the calculation of diluted earnings per share.

2.3	NEW STANDARDS NOT YET ADOPTED

IFRS 16, Leases

IFRS 16, issued in January 2016, replaces IAS 17. Leases IFRS 16 results in most leases being reported on the statement of financial position for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company’s operating leases, which are currently reflected in the consolidated statements of loss and in the Company’s disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company has reviewed all leases to determine and document the expected changes associated with the adoption of IFRS 16. Upon adoption of IFRS 16, all existing operating leases with a term greater than 1 year, will be recognized as a leased asset and the associated obligation will be recorded.

3.	SIGNIFICANT TRANSACTIONS

(a)	Reverse Acquisition

On September 21, 2018, the Company, then operating as The Needle Capital Corp. (“Needle”) completed its Qualifying Transaction, pursuant to the Business Combination Agreement. Through the Qualifying Transaction, Needle acquired all the issued and outstanding common shares of Flowr PrivateCo through a three-cornered amalgamation, whereby Flowr amalgamated with 2652253 Ontario Inc., a subsidiary of Needle into a newly formed entity. On January 1, 2019, the amalgamated entity was amalgamated into The Flowr Corporation. The resulting legal entities are The Flowr Corporation, Flowr ULC and Flowr Okanagan.

THE FLOWR CORPORATION	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

The Qualifying Transaction was a reverse acquisition of Needle and has been accounted for under IFRS 2, Share-based Payments. As a result, the transaction has been accounted for at the fair value of equity instruments issued by the Company to the option holders, warrant holders and shareholders of Needle holding such equity instruments as of the date of the Qualifying Transaction. The difference between the fair value of equity instruments issued and the net assets acquired has been recognized as a listing expense in the consolidated statements of loss for the year ended December 31, 2018. Additional legal and professional fees of $402,610 were incurred to complete the transaction.

The following table represents the fair value of the net assets acquired and the total consideration transferred upon closing of the Qualifying Transaction:

Fair value of shares issued (590,769 shares)	1,535,999
Fair value of warrants issued (23,077 warrants)	34,937
Fair value of options issued (18,461 options)	38,349
Total consideration transferred	1,609,285

Net assets acquired (Cash)	209,065
Excess attributed to cost of listing	1,400,220
Legal and other professional fees	402,610
Listing expense	1,802,830

The warrants and options were valued using the Black-Scholes pricing model. The inputs used in the measurement of the fair value of the option and warrants granted were as follows:

	Options	Warrants

Risk free interest rate	2.33%	2.02%
Expected life in years	5	1
Expected volatility	90%	90%
Dividends per share	—	—

(b)	Acquisition of Cannatech Plant Systems (now operating as Flowr Okanagan)

On December 1, 2016, Flowr acquired an 80% ownership in Cannatech Plant Systems Inc., now operating as The Flowr Group (Okanagan) Inc. Total consideration paid to acquire the net assets of Flowr Okanagan amounted to $2,536,804 which includes transaction costs of $136,804.

On December 1, 2017, through the Reorganization (note 2.1(c)), Flowr acquired the remaining 20% ownership in Flowr Okanagan in exchange for 10,000,000 common shares of Flowr. The 20% ownership interest was then acquired by Flowr ULC from Flowr in exchange for common shares of Flowr ULC, resulting in Flowr ULC owning a 100% interest in Flowr Okanagan. As this does not result in a change of control, the acquired assets and liabilities remain at their carrying values. The fair value of consideration paid was comparable to the carrying value of the assets acquired.

THE FLOWR CORPORATION	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

4.	AMOUNTS RECEIVABLE

	December 31,	December 31,
	2018	2017
Accounts receivable	2,507,577	41,386
GST HST receivable	455,538	268,991
Subscription receivable	—	487,168
	2,963,115	797,545

5.	PREPAIDS AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2018	2017
Prepaid expenses	552,948	56,122
Deposits recoverable	360,520	—
Due from related parties (note 15)	—	95,891
	913,468	152,013

6.	INVENTORY

	Capitalized	Biological asset fair	Carrying
	costs	valuation adjustment	value
Harvested cannabis
Work in process	945,211	40,776	985,987
Finished goods	199,650	(68,256)	131,394
	1,144,861	(27,480)	1,117,381
Supplies and consumables	281,562	—	281,562
Balance as at December 31, 2018	1,426,423	(27,480)	1,398,943

During the year ended December 31, 2018, there was no impairment of inventory.

For the year ended December 31, 2018, the Company capitalized $254,942 (2017 – nil) of depreciation and amortization to harvested cannabis inventory and expensed $465,844 (2017 – nil) capitalized inventory costs to cost of sales.

THE FLOWR CORPORATION	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

7.	BIOLOGICAL ASSETS

Biological assets consist of cannabis of plants. The changes in the carrying value of biological assets are as follows:

Balance at December 31, 2017	—
Production costs capitalized	2,652,926
Changes in fair value less cost to sell due to biological transformation	(420,410)
Transferred to inventory upon harvest	(1,735,414)
Balance as at December 31, 2018	497,102

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The following table quantifies each significant unobservable input, and provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

		As at December 31, 2018
	Assumptions:	Input	10% change
(i)	Weighted average of expected loss of plants until harvest (a)	16%	$6,428
(ii)	Expected yields for cannabis plants	13.46
	(average grams per plant)	grams dry flower
		4.11
		grams dry trim	$49,710
(iii)	Weighted average number of growing weeks completed as a percentage of total growing weeks as at year end	50%	$49,710
(iv)	Estimated selling price (per gram) (b)	$6.98
		for dry flower
		$0.88
		for dry trim	$82,035
(v)	After harvest cost to complete and sell (per gram)	$2.73	$35,854
(vi)	Reasonable margin on after harvest costs to complete and sell (per gram)	$0.25	$3,259

(a)	Weighted average of expected loss of plants until harvest represents loss via plants that do not survive to the point of harvest. It does not include any financial loss on a surviving plant.

THE FLOWR CORPORATION	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

(b)

The estimated selling price (per gram) represents the average contractual sales price for the Company’s various strains sold as recreational products or expected selling price in recreational and medical market for strains with no contractual sales price.

The Company obtained its sales license in August 2018. Prior to obtaining its sales license, the fair value of biological assets was determined to be nil.

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for medical cannabis at various stages of growth. As of December 31, 2018, it is expected that the Company’s cannabis plants biological assets will yield approximately 239,406 grams of dry cannabis and 73,115 grams of dry trim when harvested.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

For the year December 31, 2018, the Company capitalized $104,586 (2017 - nil) of depreciation and amortization expense to biological assets.

8.	FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts of the Company’s financial instruments that are recognized in the consolidated statements of financial position:

The carrying values of all the financial assets and liabilities measured at amortized cost approximate their fair values as at December 31, 2018 and December 31, 2017.

		Carrying Amount
	Financial Instrument	December 31,	December 31,
	Classification	2018	2017
Financial assets
Cash	Amortized cost	27,689,183	7,749,699
Amounts receivable	Amortized cost	2,963,115	797,545
Deposits recoverable	Amortized cost	360,520	—
Loan receivable	Amortized cost	—	25,000
Investment in private securities - shares	FVOCI	750,000	—
Investment in private securities - warrants	FVPL	488,695	335,571
Convertible loan receivable	FVPL	6,000,000	—

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	4,604,727	1,928,898
Due to related parties	Amortized cost	63,217	27,562
Debt	Amortized cost	1,591,536	—

THE FLOWR CORPORATION	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

Investments private securities – Shares

On October 10, 2018, the Company acquired 319,149 shares of Ace Hill at a cost of $750,000. As Ace Hill is not a listed public company, the valuation of the shares at the time of issuance was based on a discounted projected cash flow model. As of December 31, 2018, the Company re-assessed the fair value of the shares based on the projected cash flow model and concluded there were no significant changes in fair value. As of December 31, 2018, the cost of the investment approximated the fair value. No adjustments in fair value were reported through other comprehensive income.

Investments private securities – Warrants

(i)	Plant Properties Warrants

On December 31, 2018, the Company’s 1,500,000 warrants in Plant Properties were terminated. Each warrant was exercisable into one common share of Plant Properties any time prior to June 13, 2019, at an exercise price of $0.50 per common share. For the year ended December 31, 2018, the Company recognized a realized loss on Plant Properties warrants of $335,571 (2017 – unrealized gain $207,194) in other income (note 19) in the Consolidated Statements of Loss.

(ii)	Seven Leaf Warrants

On December 31, 2018, the Company was granted 2,500,000 warrants in Seven Leaf. Each warrant is exercisable into one common share of Seven Leaf any time prior to December 31, 2020, at an exercise price of $0.50 per common share. Seven Leaf has two directors in common with Flowr. For the year ended December 31, 2018, the Company recognized a gain on issuance of the warrants of $488,695 (2017 – nil) in other income (note 19).

The inputs used in the measurement of the fair value at the time the investments in warrants were granted and subsequently re-measured were as follows:

	December 31,	December 31,
	2018	2017

Investment in warrants
Risk free interest rate	1.6% - 1.86%	0.91% - 1.66%
Expected exercise period in years	0.70 - 2	1.45 - 2
Expected volatility	70% - 97%	97%
Dividends per share	—	—

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: based on quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
•	Level 3: based on inputs which have a significant effect on fair value that are not observable from market data.

THE FLOWR CORPORATION	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

The investments in privately held securities have been classified as Level 3 in the fair value hierarchy as at December 31, 2018 and December 31, 2017.

During the years ended December 31, 2018 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The following table reconciles Level 3 fair value measurements from January 1, 2017 to December 31, 2018:

Balance as at January 1, 2017	—
Grant date fair value included in net loss	128,377
Unrealized gains included in net loss	207,194
Balance as at December 31, 2017	335,571
Investment in Ace Hill	750,000
Convertible loan receivable (note 11)	6,000,000
Realized loss Plant Properties warrants included in net loss (note 19)	(335,571)
Unrealized gain on Seven Leaf warrants included in net loss (note 19)	488,695
Balance as of December 31, 2018	7,238,695

9.	PROPERTY, PLANT AND EQUIPMENT

	Balance as at		Balance as at
	January 1,		December 31,
	2018	Additions	2018

Cost:
Land	1,380,500	4,370,836	5,751,336
Leasehold improvements	2,577,059	338,269	2,915,328
Construction-in-progress	998,657	8,804,923	9,803,580
Production equipment	271,072	356,018	627,090
Mechanical equipment	2,909,727	561,963	3,471,690
Electrical equipment	1,067,794	206,034	1,273,828
Office equipment and furniture	25,173	69,728	94,901
Computer and IT equipment	49,255	187,375	236,630
Total cost	9,279,237	14,895,146	24,174,383

Accumulated depreciation:
Leasehold improvements	—	111,299	111,299
Production equipment	—	43,218	43,218
Mechanical equipment	—	481,288	481,288
Electrical equipment	—	176,617	176,617
Office equipment and furniture	—	7,870	7,870
Computer and IT equipment	—	28,074	28,074
Total accumulated depreciation	—	848,366	848,366

Net book value	9,279,237		23,326,017

THE FLOWR CORPORATION	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

	Balance as at		Balance as at
	January 1,		December 31,
	2017	Additions	2017

Cost:
Land	—	1,380,500	1,380,500
Leasehold improvements	—	2,577,059	2,577,059
Construction-in-progress	—	998,657	998,657
Production equipment	—	271,072	271,072
Mechanical equipment	—	2,909,727	2,909,727
Electrical equipment	—	1,067,794	1,067,794
Office equipment and furniture	—	25,173	25,173
Computer and IT equipment	—	49,255	49,255
Balance as at December 31, 2017	—	9,279,237	9,279,237

Accumulated depreciation
Balance as at December 31, 2017	—	—	—

Net book value December 31, 2017	—		9,279,237

As the majority of property plant, and equipment additions were acquired in December 2017 or became available for use in 2018, no depreciation expense was recognized during the year ended December 31, 2017.

10.	INTANGIBLE ASSETS

	Balance as at		Balance as at
	January 1,		December 31,
	2018	Additions	2018

Cost:
Software	15,507	9,681	25,188
Website development	—	218,930	218,930
License	3,175,964	—	3,175,964
Total cost	3,191,471	228,611	3,420,082

Accumulated amortization:
Software	—	5,499	5,499
Website development	—	145,953	145,953
License	78,668	133,234	211,902
Total accumulated amortization	78,668	284,686	363,354

Net book value	3,112,803		3,056,728

Capitalized license costs relates to costs incurred by the Company to acquire its licenses from Health Canada.

THE FLOWR CORPORATION	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

	Balance as at		Balance as at
	January 1,		December 31,
	2017	Additions	2017

Cost:
Software	—	15,507	15,507
License	3,175,164	800	3,175,964
Total cost	3,175,164	16,307	3,191,471

Accumulated amortization:
License	—	78,668	78,668
Total accumulated amortization	—	78,668	78,668

Net book value	3,175,164		3,112,803

11.	CONVERTIBLE LOAN RECEIVABLE

On the November 19, 2018, the Company entered into a binding term sheet with Holigen Holdings Limited (“Holigen”), pursuant to which the Company agreed to lend $6,000,000 to Holigen. The proceeds received from Flowr are being used by Holigen to purchase land and obtain certain cannabis related licenses in certain jurisdictions including Portugal. As of December 31, 2018, $6,000,000 has been advanced to Holigen. Flowr has the right to convert all debt owing under the loan facility into the same class of shares held by the shareholders of Holigen, that would result in a 4.8% ownership interest in Holigen (the “Conversion Option”).

On December 19, 2018, the Company signed a share purchase and share subscription agreement (the “SPSA”) with Holigen which effectively exercises the Company’s Conversion Option and provides the Company with an additional 15% ownership interest in Holigen, for an aggregate ownership interest of 19.8% . The Company also provided Holigen with certain intellectual property to accelerate the completion of Holigen’s construction and licensing projects. The closing of the acquisition of the 19.8% ownership interest of Holigen is subject to various legal, administrative and approval conditions. As the Conversion Option has been exercised prior to the outside date of January 31, 2019 under the loan facility, interest will not accrue on the loan balance. However, in the event that the acquisition of the 19.8% interest in Holigen does not close, the entire outstanding loan balance and related interest will become payable on February 1, 2020 and interest under the loan facility would be calculated at 8% per annum from the first advance made under the loan.

The Conversion Option represents a call option to the Company and is included in the fair value of the loan. There existed an insignificant difference in fair value between the initial recognition date of November 19, 2018 and the reporting date of December 31, 2018, and accordingly the transaction price approximated the fair value of the note. The value of the Conversion Option of the loan is $487,474 as of December 31, 2018. The convertible loan receivable has been classified as a Level 3 in the fair value hierarchy (note 8).

12.	OTHER LONG-TERM ASSETS

Other long-term assets consist of a $50,000 advance payment made to Inplanta Biotechnology (“Inplanta”), to acquire shares in Inplanta.

THE FLOWR CORPORATION	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2018	2017
Accounts payable (note 15)	2,782,502	1,638,256
Accrued liabilities	1,472,422	290,642
GST/HST, PST, and excise tax payable	349,803	—

	4,604,727	1,928,898

14.	DEBT

On January 25, 2018, Hawthorne Canada Limited (“Hawthorne”) and Flowr entered into an agreement to construct a research and development (“R&D”) facility and provide certain R&D services upon completion of the R&D facility. The agreement was amended effective December 14, 2018. Under the amended agreement, Flowr Okanagan received a design and construction fee of $1,500,000 which is initially recorded as deferred revenue in the consolidated statements of financial position. The revenue is recognized as design and construction income in the consolidated statements of loss over the period of time the services are rendered. Hawthorne will also finance all approved development expenses through a loan to Flowr Okanagan to a maximum loan amount of $11,500,000 (the “Hawthorne Loan”). The funds will be advanced to Flowr on a monthly basis based on the expected expenditures to be incurred for the month. On the opening date of the R&D facility, the Hawthorne Loan will become payable through an agreed upon payment schedule and will commence to accrue interest at rate of 4%. The Hawthorne Loan will be fully repaid over 20 years from the opening date of the R&D Facility.

As of December 31, 2018, Hawthorne advanced $1,591,536 to Flowr Okanagan under the Hawthorne Loan.

As a part of the arrangement, once the R&D facility is operational, Hawthorne will pay Flowr a monthly management fee and a monthly SR&ED service fee which can be offset against the monthly loan and interest repayments.

As of December 31, 2018, if the contract were to terminate under certain circumstances, the Company could be required to pay 100% of all costs and expenses loaned by Hawthorne and $1,500,000 in liquidated damages.

THE FLOWR CORPORATION	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

15.	RELATED PARTY TRANSACTIONS

As at December 31, 2018 and December 31, 2017 related party amounts included in (a) prepaid expenses and other current assets (b) loan receivable (c) due to related parties (d) property plant and equipment and (e) accounts payable and accrued liabilities were as follows:

	December 31,	December 31,
	2018	2017
(a) Amounts in relation to reimbursable expenses due from a corporation whose principal is a director and officer of Flowr	—	95,891
(b) Loan to shareholder and employee of Flowr bearing interest at 1% per annum	—	25,000
(c) Reimbursable expenses due to a corporation with directors and officers (i) in common with Flowr	63,217	2,562
(ii) Shareholder advance payable to a director and officer of Flowr	—	25,000
(d) Fees paid to a company for the construction of the Kelowna facility whose principal is an employee and shareholder of Flowr	2,210,578	5,927,526
(e) Amounts due to a construction company whose principal is an employee and shareholder of Flowr	82,252	1,103,639

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of the Company as follows:

	Year ended
	December 31,
General and administrative	2018	2017
Consulting and administration fees	95,454	50,890
Rental fees	21,000	19,250
	116,454	70,140

Refer to Notes 8 and 25.

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties.

THE FLOWR CORPORATION	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

16.	KEY MANAGEMENT REMUNERATION

The Company’s related parties includes its key management. Key management includes directors, the Chief Executive Officers (“Co-CEOs”) and the executive officers reporting directly to the Co-CEOs.

The remuneration of the key management of the Company recognized in the consolidated statements of loss for the year ended December 31, 2018 and 2017 were as follows:

	Year ended
	December 31,	December 31,
	2018	2017
Salaries and short-term benefits	1,805,008	439,366
Share-based compensation	6,696,797	574,977
Total renumeration	8,501,805	1,014,343

17.	REVENUE

	Year ended
	December 31,
	2018	2017
Gross revenue	3,269,977	—
Excise tax	399,569	—

	2,870,408	—

18.	SHARE-BASED COMPENSATION

Stock options

The Company has established a stock option plan (“SOP”) for the directors, selected employees and consultants. Pursuant to the SOP, the exercise price of the option cannot be less than the closing price of Flowr’s common shares on the trading date preceding the day the option is granted, subject to permitted discounts pursuant to the rules of the Exchange. The maximum number of common shares reserved for issuance under the SOP is 10% of the total issued and outstanding common shares of the Company including the 44,100,000 convertible Flowr ULC Class A Preferred Shares (note 2.1(c)).

During the year ended December 31, 2018, the Company granted 8,053,991 (2017 - 10,125,000) stock options at a fair value of $16,388,192 (2017 - $2,835,000). The estimated value of the options granted will be recognized as an expense in the consolidated statements of loss and an addition to contributed surplus in the consolidated statements of changes in shareholders’ equity over the vesting period. The options generally vest over 3 to 3.5 years from the grant date. The Company recorded stock option expenses of $7,208,273 (2017 – $601,536) for the year ended December 31, 2018.

THE FLOWR CORPORATION	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

As at December 31, 2018, there was $10,750,492 of share-based compensation cost remaining to be charged to net earnings in future periods relating to stock option grants. The fair value of options granted was estimated using the Black-Scholes option pricing model. Due to limited historical data, the expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the options were granted were as follows:

	2018	2017

Five year risk free interest rate	2.11 - 2.45%	1.65%
Expected life in years	5.00	5.00
Expected volatility	86% - 90%	75.0%
Dividends per share	—	—

The following is a stock option continuity for the years indicated:

		Weighted
		average
	Number of	exercise price
	options	per share $
Balance as at January 1, 2017	—	—
Options granted	10,125,000	0.05
Options forfeited	—	—
Options expired	—	—
Balance as at December 31, 2017	10,125,000	0.05
Options granted	8,418,991	2.70
Options exercised	(6,205,961)	0.05
Options forfeited	(1,740,750)	0.23
Options expired	—	—
Balance as at December 31, 2018	10,597,280	2.13

The following lists the options outstanding and exercisable as at December 31, 2018:

Options outstanding				Options exercisable
		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of exercise	options	remaining	exercise price	options	exercise price
prices per share	outstanding	years	per share $	exercisable	per share $
$0.05	2,318,750	3.92	0.05	375,000	0.05
2.60	7,913,530	4.70	2.60	375,158	2.60
3.43 - 3.60	40,000	4.83	3.52	—	—
5.24	325,000	4.76	5.24	9,028	5.24

$0.05 -2.60	10,597,280	4.54	2.13	759,186	1.37

THE FLOWR CORPORATION	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

19.	OTHER INCOME

	Year ended
	December 31,
	2018	2017
Acquisition of warrants investments	(488,695)	(128,377)
Loss (gain) on warrants investment valuation	335,571	(207,194)
Interest (income) expense, net	(102,433)	662
Other income	(14,903)	(7,875)
	(270,460)	(342,784)

20.	INCOME TAXES

The major items causing the Company’s effective income tax rate of nil to differ from the combined federal and provincial enacted rate of 26.75% (2017-CCPC1 rate – 13.81%) were as follows:

	2018	2017

Losses before income taxes	(17,907,188)	(2,805,335)
Combined Canadian federal and provincial statutory income tax rates (2017- CCPC1 )	26.75%	13.81%
Expected income tax recovery	(4,790,000)	(387,000)
Share based compensation expense and Non-deductible	2,326,240	87,000
Losses allocated to former Partnership members	—	210,000
Share issue costs recorded through equity	(397,940)	(4,000)
Other	15,880	—
Tax rate changes and other adjustments	(165,140)	(2,000)
Change in tax benefit not recognized	3,010,960	96,000
Income tax expense	—	—

[1]	Canadian controlled private corporation

Deferred income tax (assets) and liabilities have been recognized in respect of the following (deductible) taxable temporary differences:

	2018	2017

Investments at fair value	130,000	44,000
Biological assets	22,000	—
Non-capital loss carry-forwards	(152,000)	(44,000)
Net deferred income tax liabilities	—	—

THE FLOWR CORPORATION	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intention to offset.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2018	2017

Non-capital loss carry-forwards	8,820,120	1,054,000
Share issue costs	1,593,060	108,000
Other temporary differences	1,301,150	12,000
Total deferred income tax assets	11,714,330	1,174,000

The Company has a total of $9.4 million in non-capital losses of which $1.1M will expire from 2032 to 2037 and $8.3M will expire in 2038.

21.	SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of December 31, 2018, the Company had 86,700,306 common shares issued and outstanding and no issued and outstanding preferred shares. The Flowr ULC preferred class A shares (note 2.1 (c)) are convertible into common shares of the Company.

(a)	Financings

In December 2017, Flowr completed a private placement where 14,185,000 class A preferred shares were issued at a price of $1.00 per share, for total proceeds of $14,185,000 of which $487,168 was included in amounts receivable and $50,200 was oversubscribed and included in accounts payable as of December 31, 2017. Total share issuance costs were $134,791. In January 2018, the remaining tranche of 815,000 class A preferred shares were issued at a price of $1.00 per share for gross proceeds of $815,000, and related share issuance costs were $30,037. Total gross proceeds received from both tranches amounted to $15,000,000.

In the second and third quarters of 2018, Flowr closed a private placement in a series of five tranches as noted in the table below. Total share issuance costs related to this financing were $59,220.

	Closing	Shares	Gross
Tranche	date	issued	proceeds $
1	11-Apr-18	3,310,330	8,606,858
2	23-Apr-18	970,232	2,522,603
3	28-May-18	84,382	219,393
4	11-Jul-18	896,151	2,329,993
5	18-Jul-18	48,266	125,492
TOTAL		5,309,361	13,804,339

THE FLOWR CORPORATION	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

(b)

Refer to note 3(a) for shares issued in the Qualifying Transaction classified as a listing expense. As a part of the Qualifying Transaction, Flowr completed a concurrent RTO Financing issuing 13,807,734 common shares for gross proceeds of $35,900,108. In relation to the RTO financing the Company incurred $1,927,407 in share issuance costs, of which $529,038 relate to broker warrants issued (note 22).

All the above noted shares issuances were exchanged for common shares of the Company in connection with the closing of the Qualifying Transaction.

22.	WARRANTS

The following lists the warrants outstanding and exercisable as at December 31, 2018:

		Weighted
		average
	Number of	exercise price
	warrants	per share $
Balance as at December 31, 2017	—	—
Warrants granted	464,797	2.60
Warrants exercised	(11,481)	1.30
Warrants expired	—	—
Balance as at December 31, 2018	453,316	2.57

The following is a warrant continuity for the year:

	Number of
	warrants	Value $
Balance as at December 31, 2017	—	—
Granted in relation to RTO	23,077	34,937
Broker warrant -RTO Financing	441,720	529,038
Warrants exercised	(11,481)	(17,382)
Balance as at December 31, 2018	453,316	546,593

The fair value of warrants granted was estimated using the Black-Scholes option pricing model. Due to limited historical data, the expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the warrants were granted were as follows:

2018

Five year risk free interest rate	2.02 - 2.81%
Expected life in years	1 - 2
Expected volatility	90.0%
Dividends per share	-

THE FLOWR CORPORATION	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

23.	LOSS PER SHARE

	Year ended
	December 31,
	2018	2017(1)
Net loss attributable to common shareholders	(15,401,298)	(1,908,684)

Basic and diluted weighted average number of common shares outstanding	71,335,830	37,673,616
Basic and diluted loss per share	(0.22)	(0.05)

(1)	The 2017 basic weighted average common shares is a reflection of the common shares issued from the Reorganization in exchange for the partnership interest.

24.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Items not affecting cash and other adjustments:

	Year ended
	December 31,
	2018	2017
Depreciation and amortization	1,133,052	78,668
Unrealized gain resulting from fair valuation of biological assets	(79,383)	—
Share-based compensation expense	7,208,273	601,536
Gain on investments in warrants	(153,124)	(335,571)
Listing expense	1,911,710	—
Other, net	(102,431)	662
Items not affecting cash and other adjustments	9,918,097	345,295

(b)	Changes in non-cash working capital:

	Year ended
	December 31,
	2018	2017
Increase in amounts receivable	(2,652,739)	(293,569)
Increase in other current assets	(761,455)	(101,579)
Increase in inventories	(899,150)	—
Increase in biological assets	(917,512)	—
Increase in accounts payable and accrued liabilities	2,169,347	603,269
Increase in deferred revenue	1,327,865	—
Increase (decrease) in amounts due to related parties	35,654	(344,412)
Changes in non-cash working capital	(1,697,990)	(136,291)

THE FLOWR CORPORATION	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

25.	COMMITMENTS

Contractual obligations

The Company had the following minimum future contractual obligations as at December 31, 2018:

	up to 1 year	1 - 3 years	3 - 5 years	over 5 years	Total
Purchase obligations	2,001,735				2,001,735
Operating lease obligations (i)	454,550	990,285	565,473	5,853,244	7,863,552
Total Commitments	2,456,285	990,285	565,473	5,853,244	9,865,287

(i)

Included in operating leases, is the Flowr Okanagan facility operating lease. This lease cost has been capitalized to biological assets and inventory in 2018. The lease is payable to 0954717 B.C. LTD. whose principal owners are also shareholders of Flowr. The total remaining commitment for this lease is $7,564,123, of which $273,258 is due within one year.

Refer to note 14 for additional contractual commitments.

26.	NON-CONTROLLING INTEREST

Set out below is summarized financial information reported by Flowr ULC and its subsidiaries that have been incorporated into these consolidated financial statements. All of the financial information is presented before any intercompany eliminations with its parent company (Flowr).

The following table summarizes the consolidated financial position for Flowr ULC as at December 31, 2018 and 2017:

	Year ended
	December 31,
	2018	2017
Current assets	31,540,775	11,047,419
Non-current assets	42,161,662	12,856,280
Current liabilities	(5,695,615)	(4,055,775)
Non-current liabilities	(3,304,034)	—
Consolidated net assets	64,702,788	19,847,924

THE FLOWR CORPORATION	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

The following tables summarizes Flowr ULC’s consolidated net loss for the years ended December 31, 2018 and 2017:

	Year ended
	December 31,
	2018	2017
Revenue	2,870,408	—
Expenses	(10,302,860)	(2,114,743)
Consolidated net loss	(7,432,452)	(2,114,743)

Other changes in non-controlling interest as reported in the statement of changes in shareholder’s equity is attributable to the shares issued by Flowr ULC to the Company as required whenever the Company issues common shares, as established through the Reorganization (note 2.1(c) ).

27.	FINANCIAL RISK MANAGEMENT

The Company’s principal financial liabilities comprise of accounts payable and accrued liabilities, amounts due to related parties and debt. The main purpose of these financial instruments is to assist with the management of the Company’s short term and long-term cash flow requirements. The Company has various financial assets, such as cash and cash equivalents, and amounts receivable, which arise directly from its operations.

The main risks that could adversely affect the Company’s financial assets, liabilities or future cash flows are market risk, liquidity risk and credit risk. Management reviews each of these risks and establishes policies for managing them as summarized below.

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada. Changes in legislation could have a significant impact on the Company’s operations.

Credit risk

The exposure to credit risk arises through the potential failure of a customer or another third party to meet its contractual obligations to the Company. As at December 31, 2018, the Company had a convertible loan receivable of $6,000,000 (2017 – Nil) and amounts receivable of $2,963,115 (December 31, 2017 - $797,545). The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company is not significantly exposed to credit risk as the accounts receivables are primarily due from provincial government organizations and overall amounts receivable and convertible loan receivables comprise 13.4% (December 31, 2017 – 3.8%) of the Company’s total assets.

THE FLOWR CORPORATION	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

Liquidity risk

The Company relies on the cash flows generated from its operations and its ability to raise debt and equity from the capital markets to fund its operating, investment and liquidity needs. To reduce these risks, the Company: (i) prepares regular cash flow forecasts to monitor its capital requirements and available liquidity (ii) strives to maintain a prudent capital structure that is comprised primarily of equity financing; and (iii) targets a minimum level of liquidity comprised of surplus cash balances to avoid having to raise additional capital at times when the costs or terms would be regarded as unfavourable.

Capital management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and makes adjustments to it based on prevailing market conditions and according to its business plan. The Company’s funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations accompanied with financing through debt.

Its time s, you too!

28.	EXPENSE BY NATURE

The operating costs, including cost of sales, selling and marketing, general and administrative expenses and research and development costs, as reported in the consolidated statements of loss, have been regrouped by the nature of the expenses as follows:

	Year ended
	December 31,
	2018	2017
Salaries and benefits	5,027,924	1,474,236
Professional fees	2,303,497	449,441
Production costs	1,708,266	258,038
General and administrative	1,124,625	221,833
Travel	868,725	113,635
Selling and marketing	607,619	—
Depreciation and amortization	465,844	29,400
Research and development	7,525	—
Total operating expenses	12,114,025	2,546,583

THE FLOWR CORPORATION	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years December 31, 2018 and 2017
(in Canadian dollars, unless otherwise indicated)

29.	OPERATING SEGMENT INFORMATION

Operating segments are components of an entity whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance and for which separate financial information is available.

The Company primarily operates in one reportable operating segment, being a licensed producer operating in Canada. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent segment amounts.

30.	SUBSEQUENT EVENTS

(a)	Long-Term Incentive Plan

On December 28, 2018, the shareholders of the Company approved the Company’s Long-Term Incentive Plan (“LTIP”), which was subsequently approved by the TSX-V on January 16, 2019. Under the terms of the LTIP, the Board of Directors (the “Board”) or a committee on behalf of the Board may grant units, which may be either restricted share units (“RSUs”) or deferred share units (“DSUs”) to officers, directors, employees or consultants of the Company. The maximum number of common shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the total issued and outstanding common shares of the Company, including 44,100,000 convertible Flowr ULC class A preferred shares, at the time of approval of the LTIP (being 13,057,421 common shares of the Company). There are no RSUs or DSUs issued and outstanding as at the date of approval of these Consolidated Financial Statements.

THE FLOWR CORPORATION	37